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                                                                    EXHIBIT 99.4

                         Summary of Principal Terms of
                          Employment Agreement between
                       Robert A. Eckert ("Executive") and
                            Mattel, Inc. ("Company")
                                  May 15, 2000


1.  Position:  Chairman and Chief Executive Officer.  Executive will also be
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    elected a director of the Company.

2.  Term:  Through June 30, 2003, with a daily three-year evergreen feature
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    effective June 30, 2000, so that the remaining term will always be at least three years, subject to either party being able, by written notice, to stop further operation of that evergreen feature.

3.  Annual Salary:  $1,250,000 for 2000, subject to increase thereafter.
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4.  Bonuses:
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     (a)  Annual performance bonus based upon the terms and conditions of the
          Company's Management Incentive Plan, with target at 100% of salary and maximum at 200% of salary. Unless Executive's employment is terminated for Cause prior to the normal bonus payment date, guaranteed 2000 bonus at target without proration as a minimum.

     (b) Participation in the Company's cash Long-Term Incentive Plan (the "LTIP") for the 2000-2002 performance cycle in accordance with current Company practice (i.e., $2,000,000 for performance at the threshold level, $4,000,000 at target level, and $8,000,000 at maximum), prorated for the period from the commencement of the Executive's employment with the Company through the end of 2002; and participation in the LTIP for subsequent performance cycles consistent with competitive pay practices generally and with participation by other senior executives of the Company.

     (c) Additional bonuses as awarded in the discretion of the Board of Directors.

5.  Group/Executive Benefits:  Participation by Executive and his family, on
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    terms no less favorable to Executive than the terms offered to other senior executives of the Company, in any group and/or executive life, hospitalization or disability insurance plan, health program (with COBRA equivalent premiums paid on a grossed-up basis during any waiting period), pension, profit sharing, ESOP, 401(k) and similar benefit plans (qualified, non-qualified and supplemental) or other fringe benefits of the Company, including automobile allowance, club memberships and dues, and similar
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    programs as in effect from time to time (collectively referred to as the
    "Benefits"). In addition to any group and/or executive life insurance benefits, the Company will maintain life insurance which will pay to the Executive's beneficiaries a death benefit equal to three times the Executive's annual base salary.

6.  Supplemental Retirement Benefits:
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    (a)  Upon termination of employment, the Executive will be entitled to receive from the Company a supplemental pension benefit which, when added to any benefits payable under all qualified and nonqualified defined benefit retirement plans of the Company, will produce an aggregate pension payable at age 60 which is not less than 35% of (i) the Executive's final average earnings (determined as described in the Company's 2000 proxy statement) or, if greater, (ii) the sum of the Executive's initial annual salary and guaranteed bonus described in items 3 and 4 above (the "Age 60 Pension").

    (b) In the event of termination of employment prior to age 60 for any reason other than termination by the Company for "Cause" or resignation by the Executive without "Good Reason", Executive will be entitled to the Age 60 Pension, which will be calculated by taking into account (for purposes of determining final average earnings) any salary-and-bonus-based severance benefits payable as described in item 10 or item 16 below. In the event of the Executive's resignation without "Good Reason" or termination by the Company for "Cause" prior to age 60, the amount of the Age 60 Pension will be reduced by 3% of such amount for each full year during the period between such resignation or termination and the Executive's 60th birthday; and in the event of such a resignation or termination prior to the fifth anniversary of the commencement of the Executive's employment with the Company, the amount of the Age 60 Pension, as reduced under the preceding clause, will be prorated by multiplying it by a fraction the numerator of which is the number of months the Executive was actively employed by the Company and the denominator of which is 60.

    (c) In the event of termination prior to age 60, the Age 60 Pension may be commenced early, subject to a reduction of 3% for each full year that the pension commences prior to age 60. In the event of Change-of-Control, the 3% discount for early commencement will be measured from age 55.

    (d) The Age 60 Pension may be paid in any form permitted under the Company's supplemental plans. In the event of the Executive's death after the date hereof but before the Age 60 Pension becomes payable, his wife will receive a survivor annuity for her life equal to 50% of the amount which would have been payable to the Executive if he had terminated his employment for "Good

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         Reason" immediately prior to the date of his death and elected to commence his Age 60 Pension immediately. Any such survivor benefit will be reduced by the amount of any pre-retirement survivor benefit payable to the Executive's wife under the Company's qualified and nonqualified defined benefit retirement plans.

7.  Equity Based Incentive Compensation:
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    (a)  Initial grant of ten-year options with respect to 3,000,000 shares to vest (i) 750,000 shares on the commencement of Executive's employment with the Company, and (ii) 750,000 shares on each of the first three anniversaries of such commencement. The exercise price for the options will be equal to the closing NYSE price on the date that the Executive accepts employment with the Company.

    (b) Initial grant of 550,404 shares of deferable restricted stock units to vest 1/4 on June 30, 2000, 1/4 on January 31, 2001, 1/4 on January 31, 2002, and 1/4 on June 30, 2008. Executive will be permitted to defer receipt of shares issuable upon vesting of the restricted stock units. (The 550,404 stock unit total is an estimate based on a $12.00 per share value for the Company's stock and the May 5, 2000 closing NYSE price of the stock of the Executive's prior employer. The actual number of stock units should be calculated based on the closing NYSE prices of those stocks on the date that the Executive accepts employment with the Company.)

    (c) Executive will be eligible to receive future grants under the Company's stock incentive programs consistent with competitive pay practices generally and with awards made to other senior executives of the Company.

    (d)  All equity based awards will fully vest upon a Change of Control.

8.  Sign-On Bonus.
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    (a)  $5,500,000 loan to be disbursed within three business days of the commencement of Executive's employment, to be forgiven (with an accompanying tax gross-up payment) at the end of three years or upon earlier termination of the Executive's employment for any reason other than by the Company for Cause or by the Executive's resignation without Good Reason.

    (b) Payment of $2,784,874 in cash within three business days of the commencement of the Executive's employment.

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9.  Events Triggering Severance Benefits:  Upon the termination of Executive's
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    employment for any of the following reasons, Executive will be entitled to receive the severance benefits described in item 10 below:

    (a)  Termination by the Company without Cause, or

    (b)  Termination by Executive for Good Reason.

    "Cause" means "Cause" as defined in the Company's employment agreements with its senior executives. "Good Reason" includes the definition of "Good Reason" contained in the Company's employment agreements with its senior executives and also includes delivery by the Company of a notice discontinuing the evergreen feature of the term of Executive's employment agreement.

10.  Severance Benefits:  In the event of a termination of employment described
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     in item 9 above, Executive will be entitled, in lieu of any other severance benefits (other than those described elsewhere herein), to severance benefits essentially comparable to those contained in the Company's employment agreements with its senior executives.

11.  Gross-Up Payment for Golden Parachute Taxes:  If it is determined that any
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     payment by the Company to or for the benefit of Executive, under the employment agreement or otherwise, would be subject to the federal excise taxes imposed on golden parachute payments, the Company will make an additional payment to Executive (the "Gross-Up Payment") in an amount sufficient to cover (a) any golden parachute excise tax payable by Executive, (b) all taxes on the Gross-Up Payment, and (c) all interest and/or penalties imposed with respect to such taxes.

12.  No Duty to Mitigate:  After a termination of employment, Executive will not
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     be obligated to mitigate damages by seeking other comparable employment, and any severance benefits payable to Executive will not be subject to reduction for any compensation received from other employment.

13.  Termination by Executive:  Executive may, by at least 30 days prior written
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     notice, voluntarily terminate the agreement without liability at any time without Good Reason.

14.  Fees and Expenses:  The Company will pay all reasonable professional fees
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     and related expenses incurred by Executive in connection with the negotiation and preparation of the employment agreement.

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15.  Relocation:  The Company will pay all costs of relocation of Executive and
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     his family to California in accordance with the Company's relocation policy supplemented as follows:

     (a) The Company will reimburse Executive for reasonable temporary living expenses for Executive and his family in the Los Angeles metropolitan area for a period not to exceed one year from the date hereof;

     (b) The Company will make available to Executive the opportunity to sell his present primary residence at appraised value through a relocation firm mutually acceptable to Executive and the Company; and

     (c)  All relocation payments will be "grossed-up" for applicable taxes.

16.  Change of Control Agreement:  In the event of a Change of Control,
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     Executive will have the benefit of all elements of the Change of Control provisions in the Company's employment agreements with its senior executives, except to the extent that the application thereof would reduce Executive's rights or benefits described herein.

17.  Binding of Successors:  The Company will be required to have any successor
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     to all or substantially all of its business and/or assets expressly assume and agree to perform Executive's employment agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

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